

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0402**

Mail Stop 3561

March 23, 2009

Universal Corporation
Robert M. Peebles- Controller and Principal Accounting Officer
1501 North Hamilton Street
Richmond, Virginia 23230

**Re:**      **Universal Corporation**
          **Form 10-K for the fiscal year ended March 31, 2008**
          **Filed May 30, 2008**
          **File No. 001-00652**

Dear Mr. Peebles:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,


                                        David R. Humphrey
                                        Branch Chief